Exhibit 12.1

AXIS Capital Holdings Limited

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six months ended		Years ended December 31,			Period ended December 31,
	June 30 ,2005	June 30, 2004	2004	2003	2002	2001
Earnings: Income before income taxes	$334,127	$313,412	$500,438	$531,672	$263,689	$2,680
Fixed charges: Assumed interest component of rent expense (1)	$1,350	$934	$2,377	$1,694	$628	$30

Interest expense	$15,897	$215	$5,285	$1,478	$1,414	—

Total fixed charges	$17,247	$1,149	$7,662	$3,172	$2,042	$30

Earnings plus fixed charges	$351,374	$314,561	$508,100	$534,844	$265,731	$2,710

RATIO OF EARNINGS TO FIXED CHARGE	20.4	273.8	66.3	168.6	130.1	90.3

(1)          33.3% represents a reasonable approximation of the interest factor.